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08028500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st Bridgehouse Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Sawyer Bend Ct., Ste. 100
(No. and Street)

Franklin (City) TN (State) 37069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

L. Rainey Gray 615-373-9195
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

3825 Bedford Ave., Ste. 202 (Address) Nashville (City) TN (State) 37215 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section FEB 29 2008 Washington, DC 103

PROCESSED MAR 24 2008 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, L. Rainey Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st BridgeHouse Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

L Rainey Gray
Signature

CEO
Title

Elizabeth C. Giles
Notary Public
notary exp. date July 25, 2009

ELIZABETH C. GILES STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1st BRIDGEHOUSE
SECURITIES, LLC

Financial Statements
December 31, 2007

Table of Contents

PRICE CPAs
CONSULTING · PLANNING · ACCOUNTING

Independent Auditor's Report

L. Rainey Gray
1st BridgeHouse Securities, LLC
Franklin, Tennessee

We have audited the accompanying statement of financial condition of 1st BridgeHouse Securities, LLC as of December 31, 2007 and the related statements of operations, comprehensive income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st BridgeHouse Securities, LLC as of December 31, 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price CPAs

Price CPAs, PLLC
Nashville, Tennessee
February 28, 2008

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Financial Condition
December 31, 2007

ASSETS

CURRENT ASSETS		
Cash	$	15,037
Accounts receivable		3,686
Total Assets	$	18,723

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	4,483
Other current liabilities		2,700
		7,183
MEMBERS' EQUITY		
Members' capital		11,540
Total Liabilities and Members' Equity	$	18,723

See Independent Auditor's Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2007

REVENUES	
Investment banking fees	$ 2,752,457
Reimbursed expenses	16,157
Other income	35,000
Total Income	2,803,614
OPERATING EXPENSES	
Commissions	2,465,303
Regulatory fees	13,599
Professional fees	59,621
Dues and subscriptions	2,430
Insurance	1,507
Bank service charges	605
Marketing	11,652
Printing and reproduction	406
Expense reimbursement	10,209
Other taxes	900
Total Expenses	2,566,232
OPERATING INCOME	237,382
Other Deductions	
Officer Salary Distributions	234,150
NET INCOME	$ 3,232

See Independent Auditor's Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Comprehensive Income
For the Year Ended December 31, 2007

NET INCOME	$	3,232
OTHER COMPREHENSIVE INCOME		
Unrealized loss on marketable securities		(500)
COMPREHENSIVE INCOME	$	2,732

See Independent Auditor's Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2007

Members' Equity - Beginning of Year	$ 8,808
Net Income	3,232
Items of other comprehensive income:	
Unrealized loss on investments	(500)
Members' Equity - End of Year	$ 11,540

See Independent Auditor's Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Investment Banking Fees	$ 2,752,457
Reimbursed Expenses	16,879
Other Income	35,000
Cash Paid to Agents and Consultants	(2,800,495)
Cash Due from Clients	(3,686)
Cash Due to Clients	2,700
Net Cash Provided by Operating Activities	2,855
Net Increase in Cash and Cash Equivalents	2,855
Cash and Cash Equivalents, Beginning of Year	12,182
Cash and Cash Equivalents, End of Year	$ 15,037
Reconciliation of Net Income to Net Cash	
Net Income	$ 3,232
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Increase in Accounts Receivable	(2,965)
Decrease in Accounts Payable	(112)
Increase in Other Current Liabilities	2,700
Total Adjustments	(377)
Net Cash Provided by Operating Activities	$ 2,855

See Independent Auditor's Report and Notes to the Financial Statements

Note 1 – Nature of Operations and Significant Accounting Policies

1st BridgeHouse Securities, LLC (the Company) is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional and private investors and providing mergers and acquisition financial advisory services for medium to smaller firms. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed in 1998 as a Tennessee Limited Liability Company.

Basis of Accounting

The books and records of the Company are maintained on the accrual basis for financial reporting purposes, which means that revenue is recognized as it is earned and expenditures are recognized as incurred.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and, accordingly, no income tax expense or benefit has been recorded in these financial statements. Income or losses from the Company are reflected in the Members' individual income tax returns.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Nature of Operations and Significant Accounting Policies (continued)

Marketable Securities

Marketable securities consisting of stock purchase warrants are classified as "available for sale." Securities classified as "available for sale" are carried on the financial statements at fair market value. Available-for-sale securities are measured at fair value, with net unrealized gains and losses reported in other comprehensive income. Fair values for marketable securities are based on quoted market prices. An allowance for unrealized gains has been established at this date. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported as a separate component of members' equity, as Accumulated Other Comprehensive Income.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. For the year ended December 31, 2007, the Company's comprehensive income is presented on the Statement of Comprehensive Income, and includes unrealized losses on marketable securities.

Allowance for Doubtful Accounts

The Company considers all accounts outstanding in excess of ninety (90) days delinquent. These accounts are evaluated on a client-by-client basis based on payment history to determine the allowance for doubtful accounts. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments approximate the carrying values of such amounts.

Note 2 – Credit Risk and Other Concentrations

The Organization maintains its cash in bank deposit accounts at regional financial institutions, which at times, may exceed the FDIC limit of $100,000. The Company has not experienced any losses in such accounts. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its members until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2007. The Company had net capital of $7,854 at December 31, 2007, which was $2,854 in excess of its required net capital of $5,000.

Note 4 – Exemption of SEC Rule 15c3-3 Reserve Requirement

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

1ST BRIDGEHOUSE SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2007

Total members' equity	$ 11,540
Less nonallowable assets:	
Accounts receivable	3,686
Net capital (agrees to Company's December 31, 2007 Focus Report - Part IIA)	7,854
Net capital required	5,000
Excess net capital	$ 2,854

1ST BRIDGEHOUSE SECURITIES, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2007

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

1ST BRIDGEHOUSE SECURITIES, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2007

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

1ST BRIDGEHOUSE SECURITIES, LLC
Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
December 31, 2007

Not Applicable

1ST BRIDGEHOUSE SECURITIES, LLC
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
December 31, 2007

None

PRICE CPAs
CONSULTING • PLANNING • ACCOUNTING

Independent Auditor's Report on Internal Control Required by SEC Rule 17A-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

L. Rainey Gray
1st BridgeHouse Securities, LLC
Franklin, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of 1st BridgeHouse Securities, LLC (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration on control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Price CPAs

Price CPAs, PLLC
February 28, 2008

END